Exhibit 99.43

NEWS RELEASE

ALLIED GOLD ANNOUNCES SHARE CONSOLIDATION IN CONNECTION WITH INTENTION TO LIST ON THE NEW YORK STOCK EXCHANGE

TORONTO, ON – May 8, 2025 – Allied Gold Corporation (TSX: AAUC, OTCQX: AAUCF) (“Allied” or the “Company”) announces that, following the requisite approval of the Company’s shareholders at the 2025 Annual General and Special Meeting of Shareholders held earlier today, the Company’s board of directors has approved the consolidation (the “Consolidation”) of the Company’s issued and outstanding common shares (the “Common Shares”) on the basis of one (1) post-Consolidation Common Share for every three (3) pre-Consolidation Common Shares held. The Consolidation is being implemented in connection with the Company’s application to list its Common Shares on the New York Stock Exchange (the “NYSE”).

Subject to the review and approval of the Company’s listing application and satisfaction of all applicable listing and regulatory requirements, the Company expects that the Common Shares will commence trading on the NYSE by mid-June 2025.

Share Consolidation

The Toronto Stock Exchange (the “TSX”) has conditionally approved the Consolidation, which is expected to become effective on May 19, 2025 (the “Effective Date”), with the post-Consolidation Common Shares to commence trading on the TSX at market open on or about May 22, 2025, subject to final confirmation from the TSX. No fractional post-Consolidation Common Shares will be issued in connection with the Consolidation. Any fractional post-Consolidation Common Share arising from the Consolidation will be deemed to have been tendered by its registered owner to the Company for cancellation and no consideration. The exercise or conversion price and/or the number of Common Shares issuable under the Company’s outstanding convertible securities will be proportionately adjusted in connection with the Consolidation, in accordance with the terms of such convertible securities.

Upon completion of the Consolidation, the post-Consolidation Common Shares will continue to trade on the TSX under the stock symbol “AAUC” under a new CUSIP: 01921D204 and new ISIN: CA01921D2041.

Registered shareholders of the Company holding their pre-Consolidation Common Shares in certificate form will receive a letter of transmittal from the Company’s transfer agent, providing instructions for the exchange of their pre-Consolidation Common Shares as soon as practicable following the Effective Date. Until surrendered, each share certificate representing pre-Consolidation Common Shares will represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation. Registered shareholders of the Company holding their pre-Consolidation Common Shares in uncertificated book entry form, or DRS advice form, as of the Effective Date are not required to take any action to obtain their post-Consolidation Common Shares, and such shareholders will receive DRS advices representing their post-Consolidation Common Shares automatically within three business days after the Effective Date with no requirement to complete the letter of transmittal. No action is required by beneficial shareholders of the Company to receive post-Consolidation Common Shares in connection with the Consolidation. Beneficial shareholders who hold their pre-Consolidation Common Shares through intermediaries (e.g., a broker, bank, trust company investment dealer or other financial institution) and who have questions regarding how their Common Shares will be processed in connection with the Consolidation should contact their intermediaries.

As of the date of this news release, the Company has 346,137,648 Common Shares issued and outstanding. Following completion of the Consolidation on the Effective Date, the Company is expected to have approximately 115,379,216 Common Shares issued and outstanding, subject to rounding.

NEWS RELEASE

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment. It operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier, next-generation gold producer in Africa and, ultimately, a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada
Email: ir@alliedgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, the Company’s statements relating to the expected timing for the Consolidation being effective and for the commencement of trading of the Common Shares on the TSX on a post-Consolidation basis, when shareholders will receive their DRS advices representing their post-Consolidation Common Shares, and the listing and trading of the Company’s post-Consolidation Common Shares on the NYSE; the NYSE listing providing the Company with a broader institutional and retail investor audience, increased sources of capital, improved trading liquidity, increased research coverage, enhanced marketability of the Common Shares, broader index inclusion, among other benefits; and the Company’s aspiration to become a mid-tier, next-generation gold producer in Africa and/ultimately, a leading senior global gold producer. Forward-looking statements are characterized by words such as “may”, “plan”, “expect”, “intend”, “believe”, “anticipate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information, including uncertainties related to, without limitation, the timing of receipt of all final TSX and NYSE regulatory approvals for listing and trading, on a post-Consolidation basis, unexpected results from the Consolidation and the listing on NYSE not aligning with the Company’s current expected benefits thereof, changes in general economic, business and political conditions, including changes in the financial markets. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s plans in connection with the Consolidation and listing of the Common Shares on the NYSE and may not be appropriate for other purposes.

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